Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT IN RADLIVE

Tel Aviv, May 30, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed a new investment of approximately $3.75 million in RADLIVE Ltd., an Israeli company. The aggregate financing round of $7.65 million was jointly led by Elron and Gemini Israel Funds, a top-tier Israeli VC Fund. As a result of the investment, Elron holds approximately 29% of RADLIVE's outstanding shares.

Founded in 2006 by two of Israel’s most prominent entrepreneurs - Zohar and Yehuda Zisapel - and Menachem Cohen, former CEO of Israeli e-commerce company Mercado, RADLIVE is engaged in the development of high definition telephony technologies and applications. While the variety and use of telephony applications is constantly growing (VOIP, cellular), the voice quality of the vast majority of today's telephony calls is less than satisfactory. With the increasing availability of wider bandwidth for telephony applications, RADLIVE is developing infrastructure and applications for High Definition Telephony, providing high quality voice for telephony calls.

Yair Cohen, Vice President of Elron commented, "RADLIVE, with its highly talented technological team has the ability to provide innovative solutions to a broad spectrum of voice technology applications, with the potential to become a major player in high definition voice technology."

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555 elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com